Giant Motorsports, Inc.
                              13134 State Route 62
                                Salem, Ohio 44460

                                                                January 11, 2006

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

      Re: Giant Motorsports, Inc. - Registration Statement on Form SB-2 (File No. 333-129216) - Application for Withdrawal of Registration Statement

Gentlemen:

      Please be advised that Giant Motorsports, Inc. (the "Company") hereby requests the withdrawal of its Registration Statement on Form SB-2 (File No. 333-129216) filed with the Commission on October 24, 2005 (the "Registration Statement").

      The Company requests the withdrawal of the Registration Statement in response to the Staff's comment letter, dated November 23, 2005, in which the Staff expressed its belief that the Company is not eligible to file a Registration Statement on Form SB-2, but that the proper filing is on Form S-1. While the Company has not concluded that it was ineligible to file its Registration Statement on Form SB-2, it has elected to file a new Registration Statement on Form S-1 to replace the Registration Statement on Form SB-2, which it is requesting to be withdrawn hereby.

      Please be advised that no sales of securities offered in the prospectus forming a part of the Registration Statement were made.

      Please accept this application for withdrawal upon receipt.

                                           Very truly yours,


                                           /s/ Russell A. Haehn
                                           -------------------------------------
                                           Russell A. Haehn
                                           Chairman and Chief Executive Officer


                                           /s/ Gregory A. Haehn
                                           -------------------------------------
                                           Gregory A. Haehn
                                           President and Chief Operating Officer